Schedule 13D
EXHIBIT B

Schedule of Stock Transactions
(Sale of TransTechnology Stock during last 60 days)

	Date	Shares Sold	$/Share

Research Industries	3/14/02	1500	9.23
	3/19/02	2100	9.20
	4/12/02	1000	9.25
	4/15/02	2000	9.27
	4/16/02	500	9.25
	5/03/02	100	9.20
	5/06/02	6200	9.20
	5/07/02	2400	9.30
	5/08/02	6500	9.69
	5/09/02	38,200	9.57
Arch C. Scurlock, Jr.	5/07/02	2000	9.22
	5/08/02	2500	9.63